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                                                                     EXHIBIT 3.7


                             ARTICLES OF AMENDMENT
                                       TO
                           ARTICLES OF INCORPORATION
                       OF BIODYNAMICS INTERNATIONAL, INC.


         Biodynamics International, Inc. (the "Company"), is a corporation which has been duly incorporated and organized under the Florida Business Corporations Act ("FBCA"). The articles of incorporation of the Company (the "Articles of Incorporation"), were filed by the Department of State of the State of Florida and became effective on December 6, 1991. The document number of the Company is S98512. The Company hereby amends its Articles of Incorporation pursuant to the provisions of Sections 607.1001 - 607.1006 of the FBCA. The undersigned director does hereby certify individually and on behalf of the Company as follows:

         At the August 29, 1997 meeting of the board of directors of the Company (the "Board"), the following amendments to Article III of the Articles of Incorporation (the "Amendments") were proposed and recommended by the Board for submission to the shareholders of the Company's Series C Preferred Stock (the "Series C Shareholders," and the "Series C Shares," respectively). On September 16, 1997, a special meeting of the Series C Shareholders (the "Special Meeting"), was held to consider and vote upon the Amendments. All of the outstanding Series C Shares were present by proxy and voted at the Special Meeting. The Amendments were approved and adopted at the Special Meeting by a vote of 86% of the Series C Shares cast in favor, and 14% of the Series C Shares cast in opposition to the Amendments. The number of votes cast for the Amendments by the Series C Shareholders was sufficient for approval of the Amendments. Approval by the holders of the Company's Common Stock was not required.

         Set forth below is the text of each Amendment adopted at the Special
         Meeting:

         1. Section 5(a) of Article III shall be deleted in its entirety, and in its place and stead shall be substituted the following:

                 "(a)Conversion Date. The Series C Shares shall be convertible into shares of Common Stock of the Corporation at any time subsequent to September 1, 1996 by action of the Board of Directors of the Corporation."

         2. The last sentence of Section 5(b) of Article III shall be deleted and in its place and stead shall be substituted the following:

                 (b)"...At the time of any such conversion, the Corporation shall pay all cumulated but unpaid dividends on such shares of the Series C Preferred Stock by issuance of additional shares of such Preferred Stock which shall be valued at $127.50 per share, which such shares shall therewith be converted into Common Stock at the stated Conversion Rate."


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         3.      Section 5(d) of Article III shall be deleted in its entirety.





         IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to the Articles of Incorporation to be executed this 17th day of September, 1997.



                                        BIODYNAMICS INTERNATIONAL, INC.




                                        Charles Dragone, Chairman of the Board